UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Maiden Holdings, Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G5753U112

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112	13G	Page 2 of 10

1.	NAMES OF REPORTING PERSONS Phillips Ray Capital Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,007,529
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,007,529
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.19%
12.	TYPE OF REPORTING PERSON (see instructions) IA, CO

CUSIP No. G5753U112	13G	Page 3 of 10

1.	NAMES OF REPORTING PERSONS Brian Michael Phillips
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,907
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,046,436
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,046,436
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.23%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. G5753U112	13G	Page 4 of 10

1.	NAMES OF REPORTING PERSONS Paul Richard Ray III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 191,070
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,198,599
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,198,599
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.41%
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. G5753U112	13G	Page 5 of 10

Item 1.

(a)	Name of Issuer

Maiden Holdings, Ltd. (the “Issuer)

(b)	Address of Issuer’s Principal Executive Offices

94 Pitts Bay Road

Pembroke HM08, Bermuda

Item 2.

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Phillips Ray Capital Management, Inc.
ii)	Brian Michael Phillips
iii)	Paul Richard Ray III

(b)	Address of the Principal Office or, if none, residence

Phillips Ray Capital Management, Inc.

2727 W 7th Street., Suite 220

Fort Worth, Texas 76107

Brian Michael Phillips

2727 W 7th Street., Suite 220

Fort Worth, Texas 76107

Paul Richard Ray III

2727 W 7th Street., Suite 220

Fort Worth, Texas 76107

(c)	Citizenship

Phillips Ray Capital Management, Inc. – Texas

Brian Michael Phillips – United States of America

Paul Richard Ray III – United States of America

(d)	Title of Class of Securities

Common Shares, par value $0.01 per share ("Common Shares")

(e)	CUSIP Number

G5753U112

CUSIP No. G5753U112	13G	Page 6 of 10

Item 3.	Filing pursuant to §240.13d-1(b)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☑	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☑	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership

(a)	Amount Beneficially Owned:

Phillips Ray Capital Management, Inc. – 8,007,529

Brian Michael Phillips – 8,046,436

Paul Richard Ray III – 8,198,599

(b)	Percent of Class:

Phillips Ray Capital Management, Inc. – 9.19%

Brian Michael Phillips – 9.23%

Paul Richard Ray III – 9.41%

Such percentages are based on 87,171,499 shares of the Issuer's Common Shares outstanding as of November 4, 2022, as disclosed by the Issuer on November 9, 2022.

(c)	Number of shares to which the person has:

Phillips Ray Capital Management, Inc.

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 8,007,529

(iv)	Shared power to dispose or to direct the disposition: 0

CUSIP No. G5753U112	13G	Page 7 of 10

Brian Michael Phillips

(i)	Sole power to vote or to direct the vote: 38,907

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 8,046,436

(iv)	Shared power to dispose or to direct the disposition: 0

Paul Richard Ray III

(i)	Sole power to vote or to direct the vote: 191,070

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 8,198,599

(iv)	Shared power to dispose or to direct the disposition: 0

All securities reported in this Schedule 13G are directly held by advisory clients (the "Advisory Clients") of Phillips Ray Capital Management, Inc. (the "Adviser") or by Brian Michael Phillips or Paul Richard Ray III or their respective family members (collectively, with the Advisory Clients, the "Holders").  Pursuant to investment management agreements between the Advisory Clients and the Adviser, the Adviser exercises investment power over securities directly held by the Advisory Clients.  Brian Michael Phillips is President, Chief Compliance Officer, Treasurer and Director of the Adviser.  Paul Richard Ray III is Vice President and Director of the Adviser. Brian Michael Phillips and Paul Richard Ray III exercise voting and investment power over each of their own, or their respective family members', holdings of securities reported in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

All securities reported in this Schedule 13G are directly held by the Holders.  None of the Holders individually directly holds Common Shares representing more than 5% of the Issuer's Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

CUSIP No. G5753U112	13G	Page 8 of 10

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2023
Date By: /s/ Brian Michael Phillips
Name: Brian Michael Phillips Title: President
/s/ Brian Michael Phillips
Brian Michael Phillips /s/ Paul Richard Ray III
Paul Richard Ray III

CUSIP No. G5753U112	13G	Page 9 of 10

EXHBIT INDEX

Ex.	Page No.
A Joint Filing Agreement	10

CUSIP No. G5753U112	13G	Page 10 of 10

EXHBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Maiden Holdings, Ltd. dated as of February 1, 2023 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 1, 2023
Date By: /s/ Brian Michael Phillips
Name: Brian Michael Phillips Title: President
/s/ Brian Michael Phillips
Brian Michael Phillips /s/ Paul Richard Ray III
Paul Richard Ray III